SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Southern Missouri Bancorp, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 per share
(Title of Class of Securities)

843380 10 6
(CUSIP Number)

Todd E. Hensley
c/o Southern Missouri Bancorp, Inc.
531 Vine Street
Poplar Bluff, Missouri 63901
 (573) 778-1800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 5, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d‑1(e), 240.13d-1(f) or 240.13d-1(g), check the following box __.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 843380 10 6	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Todd E. Hensley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
536,040

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
536,040

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
536,040

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2%

14	TYPE OF REPORTING PERSON
IN

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Southern Missouri Bancorp, Inc. (the "Issuer"), located at 531 Vine Street, Poplar Bluff, Missouri 63901.   All share amounts and share prices in this statement have been adjusted for the two-for-one stock split in the form of a stock dividend paid on the Common Stock on January 30, 2015.

Item 2.	Identity and Background

(a) This statement is being filed by Todd E. Hensley, with respect to the shares of Common Stock beneficially owned by Mr. Hensley directly and indirectly through the Todd E. Hensley Revocable Living Trust, of which Mr. Hensley is the sole trustee.

(b) Mr. Hensley's address is 4782 S. Turnberry Avenue, Springfield, Missouri 65810.

(c) Mr. Hensley's present principal occupation is as a private investor.

(d) Mr. Hensley has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Hensley has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Hensley is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Of the shares of Common Stock beneficially owned by Mr. Hensley, (i) 532,040 were acquired in connection with the merger of Peoples Service Company ("PSC") with and into the Issuer on August 5, 2014, as part of the consideration paid to Mr. Hensley pursuant to the merger agreement for the shares of PSC common stock owned by him immediately prior to the merger (the remainder of such consideration was paid by the Issuer in cash), and (ii) 4,000 were acquired on September 5, 2014 as an award of restricted stock under the Issuer's 2008 Equity Incentive Plan as compensation for Mr. Hensley's service as a director of the Issuer, which shares are scheduled to vest in five equal annual installments on September 5, 2015, 2016, 2017, 2018 and 2019, respectively.  In accordance with the merger agreement, Mr. Hensley was appointed as a director of the Issuer effective upon the completion of the merger on August 5, 2014.

Item 4.	Purpose of Transaction

As indicated in Item 3 of this statement, 532,040 of the shares of Common Stock beneficially owned by Mr. Hensley were acquired by him in connection with the merger of PSC with and into the Issuer and 4,000 of the shares of Common Stock beneficially owned by Mr. Hensley were acquired by him as compensation for his service as a director of the Issuer. Mr. Hensley may, from time to time, depending upon market conditions and other considerations, purchase additional shares of Common Stock or dispose of shares of Common Stock.  Other than as may from time to arise in his capacity as a director of the Issuer and other than with respect to the stock option referred to in Item 6 of this statement, Mr. Hensley has no plans or proposals which relate to or would result in:

(a)  the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)  a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)  any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)  any material change in the present capitalization or dividend policy of the Issuer;

(f)  any other material change in the Issuer's business or corporate structure;

(g)  changes in the Issuer's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)  causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)  any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	Aggregate number of shares beneficially owned: 536,040. Percentage 7.2%

(b)	Sole power to direct the vote: 536,040
Shared power to direct the vote: 0
Sole power to dispose or direct the disposition: 536,040
Shared power to dispose or direct the disposition: 0

(c)	No transaction in the Common Stock was effected by Mr. Hensley during the past 60 days.

(d)
Of the 536,040 shares beneficially owned by Mr. Hensley, 532,040 are held by the Todd E. Hensley Revocable Living Trust; this trust, which is controlled by and may be revoked by Mr. Hensley, has the right to receive dividends from or the proceeds from the sale of the shares of Common Stock held by the trust.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Hensley and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, other than the restricted stock award referred to in Item 3 of this statement and a ten-year option to purchase 10,000 shares of Common Stock at an exercise price of $17.55 per share, which was granted to Mr. Hensley on September 5, 2014 under the Issuer's 2003 Stock Option and Incentive Plan as compensation for his service as a director of the Issuer and is scheduled to vest in five equal annual installments on September 5, 2015, 2016, 2017, 2018 and 2019, respectively.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Southern Missouri Bancorp, Inc. 2008 Equity Incentive Plan (included as an attachment to the Issuer's definitive proxy statement filed on September 19, 2008 and incorporated herein by reference)

Exhibit 2	Form of Restricted Stock Agreement between the Issuer and Todd E. Hensley (filed herewith)

Exhibit 3	Southern Missouri Bancorp, Inc. 2003 Stock Option and Incentive Plan (included as an attachment to the Issuer's definitive proxy statement filed on September 17, 2003 and incorporated herein by reference)

Exhibit 4	Form of Stock Option Agreement between the Issuer and Todd E. Hensley (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 2015	/s/ Todd E. Hensley
Todd E. Hensley

EXHIBIT INDEX

Exhibit No.	Description

1	Southern Missouri Bancorp, Inc. 2008 Equity Incentive Plan (included as an attachment to the Issuer's definitive proxy statement filed on September 19, 2008 and incorporated herein by reference)

2	Form of Restricted Stock Agreement between the Issuer and Todd E. Hensley (filed herewith)

3
Southern Missouri Bancorp, Inc. 2003 Stock Option and Incentive Plan (included as an attachment to the Issuer's definitive proxy statement filed on September 17, 2003 and incorporated herein by reference)

4	Form of Stock Option Agreement between the Issuer and Todd E. Hensley (filed herewith)

EXHIBIT 2
SOUTHERN MISSOURI BANCORP, INC.
 2008 EQUITY INCENTIVE PLAN

RESTRICTED STOCK AWARD AGREEMENT

RS No. _______________	Grant Date: September 5, 2014

This Restricted Stock Award of Shares ("Restricted Stock") is granted by Southern Missouri Bancorp, Inc. ("Company") to Todd E. Hensley ("Grantee") in accordance with the terms of this Restricted Stock Award Agreement ("Agreement") and subject to the provisions of the Southern Missouri Bancorp, Inc. 2008 Equity Incentive Plan, as amended from time to time ("Plan").  The Plan is incorporated herein by reference.

1.	Restricted Stock Award. The Company makes this Restricted Stock Award of 2,000 Shares to Grantee. These Shares are subject to forfeiture and to limits on transferability until they vest, as provided in Sections 2, 3 and 4 of this Agreement and in Article VII of the Plan.
2.	Vesting Dates: Subject to Sections 4 and 5 of this Agreement, the Shares shall vest as follows:
Vesting Date	Number of Shares Vesting
Over five years beginning one year from September 5, 2014.	20% in each annual installment

3.	Transferability. The Grantee may not sell, assign, transfer, pledge or otherwise encumber any Shares that have not vested, except in the event of the Grantee's death, by will or by the laws of descent and distribution.
4.	Termination of Service. If the Grantee terminates Service for any reason other than in connection with a Change in Control or the death or Disability of the Grantee, any Shares that have not vested as of the date of that termination shall be forfeited to the Company. If the Grantee's Service terminates on account of the Grantee's death or Disability, the Vesting Date for all Shares that have not vested or been forfeited shall be accelerated to the date of that termination of Service.
5.	Effect of Change in Control. Upon a Change in Control, the Vesting Date for all Shares that have not vested or been forfeited shall be accelerated to the date of the earliest event constituting a Change in Control.
6.	Stock Power. The Grantee agrees to execute a stock power with respect to each stock certificate reflecting the Shares in favor of the Company. The Shares shall not be issued by the Company until the required stock powers are delivered to the Company.

7.	Certificates for Shares. The Company shall issue stock certificates in the name of the Grantee reflecting the Shares vesting on each Vesting Date in Section 2. The Company shall retain these certificates until the Shares represented thereby become vested. These certificates shall bear the following legend:
The common stock evidenced hereby is subject to the terms of an Award Agreement between Southern Missouri Bancorp, Inc. and Todd E. Hensley dated September 5, 2014 made pursuant to the terms of the Southern Missouri Bancorp, Inc. 2008 Equity Incentive Plan, copies of which are on file at the executive offices of Southern Missouri Bancorp, Inc., and may not be sold, encumbered, hypothecated or otherwise transferred except in accordance with the terms of such Plan and Award Agreement.
8.	Grantee's Rights. As the owner of all Shares that have not vested, the Grantee shall be paid dividends by the Company with respect to those Shares at the same time as they are paid to other holders of the Company's common stock. The Grantee may exercise all voting rights appurtenant to the Shares.
9.	Delivery of Shares to Grantee. Upon the vesting of any Shares, the restrictions in Sections 3 and 4 shall terminate, and the Company shall deliver only to the Grantee (or, if applicable, the Grantee's Beneficiary or estate) a certificate (without the legend referenced in Section 7) and the related stock power in respect of the vesting Shares. The Company's obligation to deliver a stock certificate for vested Shares can be conditioned upon the receipt of a representation of investment intent from the Grantee (or the Grantee's Beneficiary) in such form as the Committee requires. The Company shall not be required to deliver stock certificates for vested Shares prior to: (a) the listing of those Shares on the Nasdaq; or (b) the completion of any registration or qualification of those Shares required under applicable law.
10.	Adjustments in Shares. In the event of any recapitalization, stock split, reorganization, merger, consolidation, spin-off, combination, exchange of securities, stock dividend, special or other non-recurring dividend or distribution, liquidation, dissolution or other similar corporate transaction or event, the Committee shall, in such manner as it may deem equitable, adjust the number of Shares or class of securities of the Company covered by this Agreement. Any additional Shares or other securities received by the Grantee as a result of any such adjustment shall be subject to all restrictions and requirements applicable to Shares that have not vested. The Grantee agrees to execute any documents required by the Committee in connection with an adjustment under this Section 10.
11.	Tax Election. The Grantee understands that an election may be made under Section 83(b) of Code to accelerate the Grantee's tax obligation with respect to receipt of the Shares from the Vesting Dates to the Grant Date by submitting an election to the Internal Revenue Service substantially in the form attached hereto.

12.	Tax Withholding. The Company shall have the right to require the Grantee to pay to the Company the amount of any tax that the Company is required to withhold with respect to such Shares, or in lieu thereof, to retain or sell without notice, a sufficient number of Shares to cover the minimum amount required to be withheld. The Company shall have the right to deduct from all dividends paid with respect to the Shares the amount of any taxes that the Company is required to withhold with respect to such dividend payments.
13.	Plan and Committee Decisions are Controlling. This Agreement and the award of Shares to the Grantee are subject in all respects to the provisions of the Plan, which are controlling. Capitalized terms herein not defined in this Agreement shall have the meaning ascribed to them in the Plan. All decisions, determinations and interpretations by the Committee respecting the Plan, this Agreement or the award of Shares shall be binding and conclusive upon the Grantee, any Beneficiary of the Grantee or the legal representative thereof.
14.	Grantee's Employment. Nothing in this Agreement shall limit the right of the Company or any of its Affiliates to terminate the Grantee's service or employment as a director, officer or employee, or otherwise impose upon the Company or any of its Affiliates any obligation to employ or accept the services or employment of the Grantee.
15.	Amendment. The Committee may waive any conditions of or rights of the Company or modify or amend the terms of this Agreement; provided, however, that the Committee may not amend, alter, suspend, discontinue or terminate any provision of this Agreement if such action may adversely affect the Grantee without the Grantee's written consent. To the extent permitted by applicable laws and regulations, the Committee shall have the authority, in its sole discretion, to accelerate the vesting of the Shares or remove any other restrictions imposed on the Grantee with respect to the Shares, whenever the Committee may determine that such action is appropriate by reason of any unusual or nonrecurring events affecting the Company, any Affiliate or their financial statements or any changes in applicable laws, regulations or accounting principles.
16.	Grantee Acceptance. The Grantee shall signify acceptance of the terms and conditions of this Agreement and acknowledge receipt of a copy of the Plan by signing in the space provided below and returning the signed copy to the Company.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

SOUTHERN MISSOURI BANCORP, INC.

By
Its

ACCEPTED BY GRANTEE

(Signature)

(Print Name)

(Street Address)

(City, State & Zip Code)

Beneficiary Designation:

The Grantee designates the following Beneficiary to receive the Shares upon Grantee's death:

STOCK POWER

(One stock power for each stock certificate issued)

For value received, I hereby sell, assign, and transfer to Southern Missouri Bancorp, Inc. (the "Company") ____________ shares of the capital stock of the Company, standing in my name on the books and records of the aforesaid Company, represented by Certificate No. ____________________ and do hereby irrevocably constitute and appoint the Secretary of the Company attorney, with full power of substitution, to transfer this stock on the books and records of the aforesaid Company.

  ________________________________

Dated:

________________________

In the presence of:

________________________

 83(b) ELECTION FORM

TO:  Internal Revenue Service Center
      [Address where the employee files his or her personal income tax return]

ELECTION UNDER SECTION 83(b)
OF THE INTERNAL REVENUE CODE OF 1986

Name:
Address:

Social Security Number ____ - __ - ____

Property with respect to which this Election is made: _____ shares of the common stock of Southern Missouri Bancorp, Inc.

Date of Grant or Transfer: ____________, _____.

Taxable Year for which Election is made:  Calendar Year _____.

Nature of the Restrictions to which the Property is Subject:  (i) a vesting schedule pursuant to which the taxpayer will not be fully vested in the property until ___________.

Fair Market Value of the Property upon receipt by taxpayer ______.

Amount Paid for the Property: ____________.

Copies of this Election have been furnished to ___________________________.

A copy of this Election also shall be attached to my IRS Form 1040 for calendar year _____.

Date	Signature

EXHIBIT 4

AMENDED AND RESTATED NON-QUALIFIED STOCK OPTION AGREEMENT
PURSUANT TO THE
SOUTHERN MISSOURI BANCORP
(Holding Company for
Southern Missouri Bank)
2003 STOCK OPTION AND INCENTIVE PLAN

This Amended and Restated Non-Qualified Stock Option Agreement, entered into as of May 19, 2015 (this "Amended and Restated Agreement"), amends and restates in its entirety the Stock Option Agreement, dated as September 5, 2014 (the "Original Agreement"), by and between the Corporation and the Optionee, each as defined below.  The Original Agreement erroneously indicated that the Option was intended to qualify as Incentive Stock Option under Section 422 of the Internal Revenue Code of 1986, and the Corporation and the Optionee wish to amend the Original Agreement to correct that error.  Accordingly, the Original Agreement is hereby amended and restated in its entirety, as follows:

STOCK OPTION (the or this "Option") for a total of 5,000 shares of common stock, par value $0.01 per share, of SOUTHERN MISSOURI BANCORP, INC. (the "Corporation"), which Option is intended to be a Non-Qualified Stock Option, is hereby granted to TODD E. HENSLEY (the "Optionee") at an exercise price determined as provided in, and in all respects subject to the terms, definitions and provisions of the 2003 Stock Option and Incentive Plan (the "Plan") adopted by the Corporation which is incorporated by reference herein, receipt of which is hereby acknowledged.

1.  Option Exercise Price. The exercise price of this Option is $17.55 for each share, being 100 percent of the fair market value of the common stock of the Corporation on the date of grant of this Option.

2.  Exercise of Option.This Option shall be exercisable at any time following shareholder approval of the Plan, with the Option to purchase 10,000 shares vesting on the following schedule:

2,000 shares vesting on September 5, 2015
2,000 shares vesting on September 5, 2016
2,000 shares vesting on September 5, 2017
2,000 shares vesting on September 5, 2018
2,000 shares vesting on September 5, 2019

(i)  Method of Exercise.This Option shall be exercisable by a written notice which shall:

(a)	State the election to exercise the Option, the number of shares with respect to which it is being exercised, the person in whose name the stock certificate or certificates for such shares of Common Stock is to be registered, his or her address and Social Security Number (or if more than one, the names, addresses and Social Security Numbers of such persons);

(b)	be signed by the person or persons entitled to exercise the Option and, if the Option is being exercised by any person or persons other than the Optionee, be accompanied by proof, satisfactory to counsel for the Corporation, of the right of such person or persons to exercise the Option; and

(c)	be in writing and delivered in person or by certified mail to the Treasurer of the Corporation or any other person designated by the Committee.

Payment of the purchase price of any shares with respect to which the Option is being exercised shall be certified or bank cashier's or teller's check or as otherwise permitted by the Plan.  The certificate or certificates for shares of Common Stock as to which Option shall be exercised shall be registered in the name of the person or persons exercising the Option.

(ii)  Restrictions on exercise. This Option may not be exercised if the issuance of the shares upon such exercise would constitute a violation of any applicable federal or state securities or other law or valid regulation.  As a condition to the Optionee's exercise of this Option, the Corporation may require the person exercising this Option to make any representation and warranty to the Corporation as may be required by any applicable law or regulation.

3.  Nontransferability of Option.This Option may not be transferred in any manner otherwise than by will or the laws of descent or distribution and may be exercised during the lifetime of the Optionee only by the Optionee.  The terms of this Option shall be binding upon the executors, administrators, heirs, successors and assigns of the Optionee.

4.  Term of Option. This Option may be exercised through and including September 5, 2024, and may be exercised during such term only in accordance with the Plan and the terms of this Option.

5.  Stock Split.  All share amounts and the exercise price per share set forth in this Amended and Restated Agreement reflect the adjustments previously made by the Compensation Committee of the Corporation's Board of Directors in accordance with Section 6 of the Plan for the two-for-one common stock split in the form of a common stock dividend paid by the Corporation on January 30, 2015.

[Signature page follows]

2

Optionee (Todd E. Hensley)

By:
For the Compensation Committee

September 5, 2014
Date of Grant	Attest:	(Seal)

3